SEC File Number 001-38832

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Surgalign Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

520 Lake Cook Road, Suite 315

Address of Principal Executive Office (Street and Number)

Deerfield, IL 60015

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Surgalign Holdings Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2023 (the “Form 10-Q”) within the prescribed time period or within the five day extension period permitted by the applicable rules of the Securities and Exchange Commission without unreasonable effort or expense.

As previously disclosed, on June 19, 2023, the Company together with seven affiliated debtors (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Code”) with the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). On the Petition Date, the Debtors filed a motion with the Bankruptcy Court seeking to jointly administer the Chapter 11 cases under the caption “In re: Surgalign Holdings, Inc et al.” (Case No. 23-90731 (CML)) (the “Chapter 11 Case”).

Due to the considerable time and resources that management, specifically the accounting and finance departments, has had to devote to the Chapter 11 Case and related obligations, and changes in the Company’s financial position, which would need to be reflected in the Company’s financial statements, the Company cannot, without unreasonable effort or expense, timely file the Form 10-Q. At this time, the Company cannot estimate when it will be able to file the Form 10-Q, if at all.

The Debtors expect to continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the provisions of the Code and the orders of the Bankruptcy Court. As a debtors-in-possession under the Code, the Debtors are required to file monthly operating reports with the Bankruptcy Court. The Company cautions that these monthly operating reports may include financial statements that are limited in scope and cover a limited time period. The monthly operating reports are filed solely for the purpose of complying with requirements applicable in the Chapter 11 Case, are in a format acceptable to the Bankruptcy Court, and are not prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Existing and potential investors should not place undue reliance upon the information contained in such monthly operating reports, which are not prepared for the purpose of providing the basis for an investment decision relating to the Company’s common stock.

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Case is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Case.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Christopher Thunander	224	303-4651
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see PART III – NARRATIVE (above)

Surgalign Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 14, 2023	By	/s/ Chirstopher Thunander
Christopher Thunander
Chief Accounting Officer